BLUME LAW FIRM, P.C.
                           A PROFESSIONAL CORPORATION
                        Licensed in Arizona and Minnesota

                           11801 North Tatum Boulevard
                                    Suite 108
                           Phoenix, Arizona 85028-1612
                            Telephone (602) 494-7976
                            Facsimile (602) 494-7313
                            Web Site: www.blumepc.com
                           E-Mail: gblume@blumepc.com


                                December 9, 1999

VIA TELEFAX AND EDGAR FILING

United States Security and Exchange Commission
Attn: Mark Schuman
Washington, D.C. 20544

         Reference:        CancerOption.Com, Inc.
                           Correspondence on Form 10-SB
                           CIK # 1094025
                           File No. 0-27895
                           Filed on November 1, 1999


Dear Mr. Schuman:

         This office has been retained by CancerOption.Com., Inc., in order to assist in its 10-SB filing. We would respectfully request an acceleration of the filing. We would request that the effective date be of the filing date, December 8, 1999. A Form 15-12b was filed on December 8, 1999, to terminate the previously filed Form 10-SB/A. We are requesting this acceleration so that the corporate finance personnel will have a reasonable amount of time to review the documents that have been previously filed. We appreciate your assistance in this matter. If you should have any questions, please do not hesitate to call me at 602-494-7976.


                                         Sincerely,

                                         BLUME LAW FIRM, P.C.



                                         /s/ Gary R. Blume
                                         ---------------------------
                                         Gary R. Blume
                                         Attorney at Law


GRB/bmr



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